

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 7, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Global X Funds, under the Exchange Act of 1934.

- Global X MSCI China Large-Cap 50 ETF
- Global X MSCI China Consumer Staples ETF
- Global X MSCI China Health Care ETF
- Global X MSCI China Information Technology ETF
- Global X MSCI China Real Estate ETF
- Global X MSCI China Utilities ETF

Sincerely,